FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM ANNOUNCES PRICING OF US$30.0 MILLION PUBLIC OFFERING OF COMMON SHARES AND SERIES II NON-VOTING CONVERTIBLE FIRST PREFERENCE SHARES

TORONTO, May 26, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has priced its previously announced underwritten public offering of 2,750,000 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares. The common shares are being sold at a public offering price of US$5.00 per share and the Series II Non-Voting Convertible First Preferred Shares are being sold at a public offering price of US$5.00 per share. The gross proceeds to the Company from this offering are expected to be approximately US$30.0 million, before deducting underwriting discounts and commissions and other estimated offering expenses. The Company has also granted the underwriters a 30-day option to purchase from it up to an additional 412,500 common shares on the same terms and conditions. The offering is expected to close on June 1, 2017, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds of the offering to (i) advance and expand the current Phase 1 trial of SIRPαFc (TTI-621) in patients with advanced hematologic malignancies, (ii) advance and expand the current solid tumor Phase 1 trial of SIRPαFc (TTI-621) in patients with relapsed and refractory, percutaneously-accessible cancers through the dose escalation and expansion phases, (iii) initiate and conduct a Phase 1 trial for TTI-622 with dose escalation and expansion phase focused on combination treatment, and (iv) for general corporate and working capital purposes.

Cowen is acting as the sole book-running manager for the offering. Ladenburg Thalmann is acting as co-manager for the offering.

The offering is subject to customary closing conditions, including NASDAQ and TSX approvals. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as NASDAQ.

The offering is being made to purchasers outside of Canada pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on June 5, 2015 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated June 4, 2015. A preliminary prospectus supplement relating to the Offering has been filed with the securities commissions in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia in Canada, and with the SEC in the United States (the “Preliminary Prospectus”), and a final prospectus supplement relating to the offering (together with the Preliminary Prospectus, Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) will be filed with the securities commissions in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia in Canada, and with the SEC in the United States. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement will be available upon request by contacting Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (631) 274-2806 or by fax at (631) 254-7140.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

Caution Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements relating to Trillium’s plans to consummate its proposed public offering and the intended use of proceeds therefrom. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to the satisfaction of customary closing conditions related to the proposed public offering and the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally. There can be no assurance that Trillium will be able to complete the proposed public offering on the anticipated terms, or at all. You should not place undue reliance on these forward-looking statements. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com